File Number:         58414-12-Letters

Web site: www.langmichener.com

Direct Line: (604) 691-6839
Direct Fax Line: (604) 893-7623
E-Mail: ddex@lmls.com

March 16, 2009

BY COURIER AND
FILED AS EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010
Mail Stop 7010

Attention:        Mr. H. Roger Schwall, Assistant Director

Dear Mr. Schwall:

RUBY CREEK RESOURCES, INC. (the "Company")
File No. 333-138463
Response to SEC Comment letter dated March 10, 2009 with respect to
Post-Effective Amendment No. 1 to Form SB-2 on Form S-1/A
filed February 17, 2009

We write on behalf of the Company in response to the letter (the "Comment Letter") of March 10, 2009 from the Securities and Exchange Commission (the "Commission") commenting on Post-Effective Amendment No. 1 to Form SB-2 on Form S-1/A ("Post-Effective Amendment No. 1") filed with the Commission by the Company on February 17, 2009. On behalf of the Company, we have filed with the Commission, via the EDGAR system, Post-Effective Amendment No. 2 to Form SB-2 on Form S-1/A ("Post-Effective Amendment No. 2") that updates the Company's registration statement pursuant to the comments set out in the Comment Letter. We enclose with this letter two copies of Post-Effective Amendment No. 2, plus two copies that have been marked to show the changes from Post-Effective Amendment No. 1.

On behalf of the Company, we also provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in Post-Effective Amendment No. 2.

General

1.        Please provide us with an explanation as to why all of the disclosure under Item 101 would not be required in this filing. In that regard, we note that you have omitted a significant portion of your prior disclosure with regard to your business, including disclosure related to applicable government regulations and your competitors.

Response:

We thank the Staff for its comment in this regard and we hereby confirm, on behalf of the Company, that the Company has revised its disclosure with regard to its business to include all required disclosure under Item 101, including disclosure related to applicable government regulations and competitors.

Form 10-K for the fiscal year ended August 31, 2008 and Form 10-Q for the quarter ended November 30, 2008

Controls and Procedures

2.        We note the disclosure under Item 9A of your Form 10-K for the fiscal year ended August 31, 2008, in which you state that your disclosure controls and procedures were not effective as of the end of the period covered by the Form 10-K, due to certain material weaknesses in your internal control over financial reporting.

However, in your Form 10-Q for the Quarter Ended November 30, 2008, you indicate under Item 3 that your disclosure controls and procedures were effective as of the end of the period covered by the Form 10-Q. You also state that there were no changes to your internal control over financial reporting during the quarter.

Please explain to us how your disclosure controls and procedures were effective as of November 30, 2008 without any changes to your internal control over financial reporting, given that your disclosure controls and procedures were not effective as of August 31, 2008 due to material weaknesses in your internal control over financial reporting.

Response:

We thank the Staff for its comment in this regard and we hereby confirm, on behalf of the Company, that the Company has enclosed herewith proposed revised disclosure under Item 3 of the Company's Quarterly Report on Form 10-Q for the Quarter Ended November 30, 2008 (both a clean and a marked copy against the Company's 10-Q for the Quarter Ended November 30, 2008) to indicate that its disclosure controls and procedures were not effective as of the end of the period covered by the Form 10-Q due to material weaknesses in its internal control over financial reporting and also to provide disclosure with respect to certain changes in its internal control over financial reporting during such period. Please advise if the proposed revised disclosure is acceptable such that the Company should proceed to file an amended 10-Q to provide such disclosure.

3.        We note your disclosure under Item 9A of your Form 10-K for the fiscal year ended August 31, 2008 in which you state you will undertake remedial measures with respect to the material weaknesses in your internal controls. Clarify and update the time frame in which you will undertake remedial measures and quantify the related costs given your disclosure that you do not have the funds to undertake such measures.

Response:

We thank the Staff for its comment in this regard and we hereby confirm, on behalf of the Company, that as stated above in response to Comment 2, the Company has enclosed herewith proposed revised disclosure under Item 3 of the Company's Quarterly Report on Form 10-Q for the Quarter Ended November 30, 2008 (both a clean and a marked copy against the Company's 10-Q for the Quarter Ended November 30, 2008). Such proposed revised disclosure clarifies and updates the time frame in which the Company has undertaken and plans to undertake remedial measurers and quantifies related costs. Please advise if the proposed disclosure is acceptable such that the Company should proceed to file an amended 10-Q to provide such disclosure and/or if the Staff would request that the Company file an amended 10-K as well as an amended 10-Q.

Many thanks for your attention to this matter. If you require further information or have any questions, please contact the undersigned at (604) 691-6839.

Yours very truly,

"Daniel D. Dex"

Daniel D. Dex
for Lang Michener LLP

Enclosure

cc.          Ruby Creek Resources Inc.
               Attention: Brian Roberts, President